Update cover photo United Airlines Series 2019-1 EETC Investor Presentation January 28, 2019 Issuer Free Writing Prospectus Filed pursuant to Rule 433(d) Registration No. 333-221865-01 Dated: January 28, 2019

Certain statements included in this presentation are forward-looking and thus reflect our current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to our operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward-looking statements. Words such as “expects,” “will,” “plans,” “anticipates,” “indicates,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals” and similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured. All forward-looking statements in this presentation are based upon information available to us on the date of this presentation. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as required by applicable law. Our actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: general economic conditions (including interest rates, foreign currency exchange rates, investment or credit market conditions, crude oil prices, costs of aircraft fuel and energy refining capacity in relevant markets); economic and political instability and other risks of doing business globally, including political developments that may impact our operations in certain countries; demand for travel and the impact that global economic and political conditions have on customer travel patterns; competitive pressures on pricing and on demand; demand for transportation in the markets in which we operate; our capacity decisions and the capacity decisions of our competitors; the effects of any hostilities, act of war or terrorist attack; the effects of any technology failures or cybersecurity breaches; the impact of regulatory, investigative and legal proceedings and legal compliance risks; disruptions to our regional network; the ability of other air carriers with whom we have alliances or partnerships to provide the services contemplated by the respective arrangements with such carriers; costs associated with any modification or termination of our aircraft orders; potential reputational or other impact from adverse events in our operations, the operations of our regional carriers, the operations of our code share partners or the aircraft operated by another airline of the same model as operated by us, our regional carriers or our code share partners; our ability to attract and retain customers; our ability to execute our operational plans and revenue-generating initiatives, including optimizing our revenue; our ability to control our costs, including realizing benefits from our resource optimization efforts, cost reduction initiatives and fleet replacement programs; the impact of any management changes; our ability to cost-effectively hedge against increases in the price of aircraft fuel if we decide to do so; any potential realized or unrealized gains or losses related to any fuel or currency hedging programs; labor costs; our ability to maintain satisfactory labor relations and the results of any collective bargaining agreement process with our union groups; any disruptions to operations due to any potential actions by our labor groups; an outbreak of a disease that affects travel demand or travel behavior; U.S. or foreign governmental legislation, regulation and other actions (including Open Skies agreements and environmental regulations); industry consolidation or changes in airline alliances; our ability to comply with the terms of our various financing arrangements; the costs and availability of financing; our ability to maintain adequate liquidity; the costs and availability of aviation and other insurance; weather conditions; our ability to utilize our net operating losses to offset future taxable income; the impact of changes in tax laws; the success of our investments in airlines in other parts of the world; and other risks and uncertainties set forth under Part I, Item 1A., “Risk Factors,” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as well as other risks and uncertainties set forth from time to time in the reports we file with the U.S. Securities and Exchange Commission. Safe harbor statement

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets, Inc. at 1-212-723-6171, Credit Suisse toll-free at 1-800-221-1037 or Goldman Sachs & Co. LLC toll-free at 1-866-471-2526.

United Airlines, Inc. (“United”) intends to raise $1,013,070,000 through the offering of Pass Through Certificates, Series 2019-1 (the “Certificates”) Class AA face amount of $716,625,000 Class A face amount of $296,445,000 The proceeds from the offering will be used by United to finance 25 aircraft: Nine Boeing 737 MAX 9 aircraft delivered or scheduled to be delivered between November 2018 and May 2019 Six Boeing 787-10 aircraft delivered or scheduled to be delivered between November 2018 and March 2019 Ten Embraer 175 LL aircraft scheduled to be delivered between April and July 2019 The Certificates offered in the transaction will include two tranches of debt: Class AA senior tranche amortizing over 12.5 years with a 42.4% (initial/maximum) loan-to-value ratio (“LTV”)(1) Class A subordinated tranche amortizing over 12.5 years with a 59.9% (initial/maximum) LTV(1) No additional aircraft will be financed to increase the offering size of the Class AA or Class A Pass Through Certificates United will retain the option to offer and issue additional subordinated classes of Certificates at any time on or after the issuance date of the Class AA and Class A Certificates Joint Structuring Agents: Citigroup and Credit Suisse Joint Lead Active Bookrunners: Citigroup, Credit Suisse and Goldman Sachs Depositary: Sumitomo Mitsui Banking Corporation, acting through its New York Branch Liquidity Facility Provider: National Australia Bank Limited, acting through its New York Branch United Airlines 2019-1 EETC 1Initial LTV and Maximum LTV for the Class AA and Class A Certificates calculated as of August 25, 2019, the first Regular Distribution Date following the expected financing of all aircraft

1 Initial LTV and Maximum LTV for the Class AA and Class A Certificates calculated as of August 25, 2019, the first Regular Distribution Date following the expected financing of all aircraft 2 Each series of Equipment Notes will mature on the Final Expected Distribution Date for the related class of Certificates 3 The Final Maturity Date for the Certificates is the date that is 18 months after the Final Expected Distribution Date for the relevant Certificates, which represents the period corresponding to the applicable Liquidity Facility coverage of three successive semi-annual interest payments United Series 2019-1 EETC structural summary 2019-1 Class AA 2019-1 Class A Initial Face Amount $716,625,000 $296,445,000 Expected Ratings (Moody’s/Fitch) Aa3 / AA A2 / A Initial LTV / Maximum LTV(1) 42.4% / 42.4% 59.9% / 59.9% Weighted Average Life (years) 9.1 9.1 Regular Distribution Dates February 25 and August 25 February 25 and August 25 Final Expected Distribution Date(2) August 25, 2031 August 25, 2031 Final Maturity Date(3) February 25, 2033 February 25, 2033 Section 1110 Protection Yes Yes Liquidity Facility Three semi-annual interest payments Three semi-annual interest payments

Two Classes of Certificates Offered Each class of Certificates will benefit from a liquidity facility covering three consecutive semi-annual interest payments Waterfall (same as United 2018-1) Same waterfall both before and after an event of default Interest on Preferred Pool Balance of the Class A Certificates is paid ahead of principal on the Class AA Certificates Buyout Rights After a Certificate Buyout Event, subordinate Certificate holders have the right to purchase all (but not less than all) of the then outstanding more senior classes of Certificates at par plus accrued and unpaid interest Cross-Collateralization and Cross-Default of all Aircraft The Equipment Notes will be cross-collateralized by all 25 aircraft All indentures will include cross-default provisions Collateral Aircraft types strategically core to United’s fleet operations, delivered or scheduled to be delivered new between November 2018 and July 2019 Additional Certificates United retains option to issue additional subordinated classes of Certificates at any time in the future Key structural elements

Aircraft collateral summary – base values

- United has obtained base value desktop appraisals from three appraisers (AISI, BK and mba)
- Aggregate aircraft appraised value of approximately $1,714 million[1]. Appraisals available in the Preliminary Prospectus Supplement
- Appraisals indicate a minimum collateral cushion of 57.6% and 40.1% on the Class AA and A Certificates, respectively[2], which increases over time as the Class AA and Class A debt amortizes

Aircraft No.	Aircraft Type	Narrowbody / Widebody / Regional	Registration Number	Manufacturer's Serial Number	Engine Type	MTOW (lbs)	Delivery Date	Base Value ($mm) AISI	BK	mba	LMM[1]
1	Boeing 737 MAX 9	Narrowbody	N27509	43443	LEAP-1B28	194,700	Nov-18	$51.86	$58.64	$51.78	51.86
2	Boeing 737 MAX 9	Narrowbody	N27511	64493	LEAP-1B28	194,700	Dec-18	51.95	58.75	51.82	51.95
3	Boeing 737 MAX 9	Narrowbody	N37510	43445	LEAP-1B28	194,700	Jan-19	52.03	58.85	52.52	52.52
4	Boeing 737 MAX 9	Narrowbody	N47512	43449	LEAP-1B28	194,700	Jan-19	52.03	58.85	52.52	52.52
5	Boeing 737 MAX 9	Narrowbody	N37513	64494	LEAP-1B28	194,700	Feb-19	52.12	58.95	52.56	52.56
6	Boeing 737 MAX 9	Narrowbody	N37514	43450	LEAP-1B28	194,700	Feb-19	52.12	58.95	52.56	52.56
7	Boeing 737 MAX 9	Narrowbody	N27515	43452	LEAP-1B28	194,700	Mar-19	52.20	59.06	52.61	52.61
8	Boeing 737 MAX 9	Narrowbody	N37516	43454	LEAP-1B28	194,700	Apr-19	52.29	59.16	52.65	52.65
9	Boeing 737 MAX 9	Narrowbody	N47517	43456	LEAP-1B28	194,700	May-19	52.38	59.26	52.70	52.70
10	Boeing 787-10	Widebody	N17002	40930	GEnx-1B76	560,000	Nov-18	155.51	170.01	149.37	155.51
11	Boeing 787-10	Widebody	N12003	40935	GEnx-1B76	560,000	Dec-18	155.51	170.30	149.93	155.51
12	Boeing 787-10	Widebody	N12004	60139	GEnx-1B76	560,000	Jan-19	155.77	170.87	150.49	155.77
13	Boeing 787-10	Widebody	N12005	40937	GEnx-1B76	560,000	Feb-19	156.02	171.15	150.62	156.02
14	Boeing 787-10	Widebody	N12006	60140	GEnx-1B76	560,000	Mar-19	156.28	171.43	150.74	156.28
15	Boeing 787-10	Widebody	N16008	60138	GEnx-1B76	560,000	Mar-19	156.28	171.43	150.74	156.28
16	Embraer 175LL	Regional	N601UX	17000790	CF34-8E5	85,098	Apr-19	29.90	32.09	30.61	30.61
17	Embraer 175LL	Regional	N602UX	TBD	CF34-8E5	85,098	May-19	29.95	32.27	30.63	30.63
18	Embraer 175LL	Regional	N603UX	TBD	CF34-8E5	85,098	May-19	29.95	32.27	30.63	30.63
19	Embraer 175LL	Regional	N604UX	TBD	CF34-8E5	85,098	May-19	29.95	32.27	30.63	30.63
20	Embraer 175LL	Regional	N605UX	TBD	CF34-8E5	85,098	Jun-19	29.99	32.46	30.66	30.66
21	Embraer 175LL	Regional	N606UX	TBD	CF34-8E5	85,098	Jun-19	29.99	32.46	30.66	30.66
22	Embraer 175LL	Regional	N607UX	TBD	CF34-8E5	85,098	Jun-19	29.99	32.46	30.66	30.66
23	Embraer 175LL	Regional	N608UX	TBD	CF34-8E5	85,098	Jul-19	30.04	32.65	30.69	30.69
24	Embraer 175LL	Regional	N609UX	TBD	CF34-8E5	85,098	Jul-19	30.04	32.65	30.69	30.69
25	Embraer 175LL	Regional	N610UX	TBD	CF34-8E5	85,098	Jul-19	30.04	32.65	30.69	30.69
Total								**$1,704.19**	**$1,879.89**	**$1,680.16**	**$1,713.85**

[1] Lesser of the mean and median of the base values of each aircraft as appraised by Aircraft Information Services, Inc. ("AISI") and Morten Beyer & Agnew, Inc. ("mba") as of December 31, 2018 and BK Associates, Inc. ("BK") as of January 1, 2019. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value
[2] Minimum collateral cushion is calculated as of August 25, 2019, the Regular Distribution Date with the Maximum LTV set forth under "Loan to Aircraft Value Ratios" in the Summary of the Preliminary Prospectus Supplement

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Liquid, high quality aircraft collateral United views the 737 MAX 9 as a good replacement for the aging Boeing 757-200 LEAP-1B engine combined with the MAX AT winglet, revised tail cone and 787 low-drag engine installation technology improve performance Fuel burn savings are estimated at 14% over the 737NG United took delivery of its first of 14 ordered 787-10 aircraft in November 2018 Exceptional per seat economics Expected to be utilized on higher density transatlantic routes from Chicago, Newark, and Dulles hubs United will use the 70 seat “LL” variant of the E175 aircraft, which is substantially the same as the “LR” variant in size and capability Range covers most of North and Central America from U.S. hubs 1 Lesser of the mean and median of the base values of each aircraft as appraised by AISI and mba as of December 31, 2018 and BK as of January 1, 2019. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value Aircraft collateral – key observations Collateral fleet breakdown By appraised value (LMM)(1)

The aircraft collateral Source: United Airlines, Inc. Primary color – use for text and bullets R 0 G 34 B 68 R 0 G 34 B 68 R 127 G 127 B 127 R 237 G 183 B 43 R 98 G 168 B 227 R 87 G 44 B 95 R 0 G 34 B 68 R 0 G 89 B 179 R 205 G 32 B 44 R 237 G 183 B 43 R 98 G 169 B 227 R 68 G 1136 B 62 Use airline logos where applicable R 192 G 192 B 192 Aircraft type 737 MAX 9 Importance to United 787-10 The Boeing 737 MAX 9 has the same capacity as the Boeing 737-900ER and an increased range Two-class configuration accommodating 179 passengers, including the popular Economy Plus product The Boeing 737 MAX 9 provides superior economic performance; the LEAP-1B engine contributes to better fuel efficiency and lower operating costs, advanced technology winglets reduce fuel burn and improved tail reduces drag United’s newest midsize widebody aircraft and the largest member of its new generation Dreamliner fleet The Boeing 787-10 will have a higher cargo volume and approximately 66 additional seats (total of 318 seats) compared to the 787-9 High degree of commonality to United’s 787-9 and -8 fleet Compliments current widebody fleet, fits strategically between Boeing 777-200ER (267 seats) and Boeing 777-300ER (366 seats) ERJ175 LL United will utilize the “LL” variant of the ERJ175 (6 fewer seats than “LR” variant) United will replace 70-seat aircraft currently operated for United Range covers most of North and Central America from U.S. hubs Enhanced cabin experience over that offered by other similar size aircraft Wider cabin, higher ceiling, more roller bag space

The Boeing 737 MAX 9 is the largest variant of the 737 MAX family currently in production Large single-aisle, transcontinental range narrowbody aircraft High degree of commonality with other 737 MAX family aircraft CFM International LEAP is the single-engine type Same pilot pool and type rating A strong order book exists for Boeing 737 MAX program with 5,005 cumulative orders and 105 customers The first 737 MAX 9 was delivered to Lion Air on March 21, 2018 Independent appraiser mba estimates 128 737 MAX 9 orders as of October 2018(1) Boeing 737 MAX liquidity / market update The Boeing 737 MAX family (MAX 7, MAX8, MAX9 and MAX 10) is a LEAP re-engined development of the 737NG Key orders from large LCCs and major U.S. carriers Lessors have already ordered approximately 1,184 aircraft Good regional distribution of orders Source: Market analysis and The Boeing Company data as of January 1, 2019 1 737 MAX 9 estimated orders are provided by mba (see Appendix II of the Preliminary Prospectus Supplement). Boeing does not publicly release 737 MAX family confirmed orders by specific variant, as variant selection is subject to change by customers 18 months prior to delivery Boeing 737 MAX 9 aircraft characteristics Primary color – use for text and bullets R 0 G 34 B 68 R 0 G 34 B 68 R 127 G 127 B 127 R 237 G 183 B 43 R 98 G 168 B 227 R 87 G 44 B 95 R 0 G 34 B 68 R 0 G 89 B 179 R 205 G 32 B 44 R 237 G 183 B 43 R 98 G 169 B 227 R 68 G 1136 B 62 Use airline logos where applicable R 192 G 192 B 192 Boeing 737 MAX fleet distribution (in service / on order) Top 5 Boeing 737 MAX 9 Customers (disclosed) Operator Aeromexico Air Lease Alaska Airlines Copa Airlines United Airlines

Boeing 787 family liquidity / market update Orders and deliveries for the three Boeing 787 variants total 1,403 aircraft from 73 customers 787-8 with 360 deliveries (since September 2011) 787-9 with 406 deliveries (since July 2014) 787-10 with 15 deliveries (since March 2018) The Boeing 787 is expected to become the benchmark product in the small/midsize widebody sector The Boeing 787-9 and -10 are expected to be the most popular variants over time Well distributed between full service, low cost and charter airlines Significant order backlog with operating lessors Utilizes new all-composite fuselage and establishes new standards in cabin comfort Source: Market analysis and The Boeing Company data as of January 1, 2019 Boeing 787-10 aircraft characteristics Primary color – use for text and bullets R 0 G 34 B 68 R 0 G 34 B 68 R 127 G 127 B 127 R 237 G 183 B 43 R 98 G 168 B 227 R 87 G 44 B 95 R 0 G 34 B 68 R 0 G 89 B 179 R 205 G 32 B 44 R 237 G 183 B 43 R 98 G 169 B 227 R 68 G 1136 B 62 Use airline logos where applicable R 192 G 192 B 192 Top 5 Boeing 787-10 Operators (in service / on order) The Boeing 787-10 is the newest and largest variant of the 787 Dreamliner family 18 foot fuselage stretch of 787-9 Commonality of flight deck, airframe and interior/cabin systems Same design weights/thrust as 787-9 Larger payload/passenger count Best widebody seat mile costs and range capability covers >90% of twin-aisle routes Boeing has 10 customers with 169 firm orders for the 787-10 15 delivered 154 undelivered in backlog Boeing 787-10 fleet distribution (in service / on order) Operator Quantity Singapore Airlines 47 Etihad Airways 30 EVA Air 18 United Airlines 14 British Airways 12 Total 121

Embraer E175 aircraft liquidity / market update E175 LL aircraft delivered as 70 seat aircraft to United Same fuselage dimensions as other E175s Large cabin gives customers more comfort and overhead bin space 7.5 inch wider cabin vs competition New wingtip contributes to lower fuel consumption and more range Improved performance in hot and high missions E175 family aircraft have been ordered or contracted for operation by United, Delta, American and Alaska airlines in North America Sources: Flight Global, Embraer S.A. as of September 30, 2018 Embraer E175 LL aircraft characteristics Primary color – use for text and bullets R 0 G 34 B 68 R 0 G 34 B 68 R 127 G 127 B 127 R 237 G 183 B 43 R 98 G 168 B 227 R 87 G 44 B 95 R 0 G 34 B 68 R 0 G 89 B 179 R 205 G 32 B 44 R 237 G 183 B 43 R 98 G 169 B 227 R 68 G 1136 B 62 Use airline logos where applicable R 192 G 192 B 192 Top 5 Embraer E175 Airline Operators (in service ) The Embraer E175 family of aircraft have been the regional aircraft of choice globally in recent years 647 Embraer orders for E175 aircraft to date 55 orders specifically for E175 LL 544 E175 deliveries as of September 2018 Over 70 airlines in 50 different countries operate aircraft from the EJets family (E170, E175, E190 and E195) Operator Quantity SkyWest Airlines 131 Republic Airline 129 Mesa Airlines 60 Compass Airlines (Delta Air Lines) 56 Envoy Air (American Airlines) 44 Total 420 Embraer E175 fleet distribution (in service / on order)

Series 2016-1B EETC Investor Presentation October [23], 2017 Update photo